UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For May 27, 2003

                        Commission File Number: 001-14534

                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
                                                 ---------

Precision Drilling Corporation

2003 Interim Report -- period ended March 31, 2003

Management's Discussion and Analysis

HIGHLIGHTS
(Stated in thousands of dollars, except per share amounts)

========================================================================================================
 Three months ended March 31,                                        2003         2002      % Change
Financial Results
Revenue                                                        $  600,233   $  539,626          11.2
Operating earnings (1)                                            116,038      111,024           4.5
Earnings from continuing operations                                71,826       64,476          11.4
Net earnings                                                       84,897       66,829          27.0
Diluted earnings per share:
    From continuing operations                                          1.30         1.19          9.2
    After discontinued operations                                       1.54         1.23          25.2
Cash flow from continuing operations (2)                          130,892      114,053          14.8
--------------------------------------------------------------------------------------------------------

========================================================================================================
                                                                  Mar. 31        Dec. 31
                                                                     2003           2002
Financial Position
Working capital                                                $  349,429     $  210,256
Long-term debt(3)                                              $  551,870     $  514,878
Long-term debt to long-term debt plus equity(3)                         0.25           0.25
--------------------------------------------------------------------------------------------------------

(1)  See explanation on page 2
(2)  Cash flow is defined as "Funds provided by continuing operations"
(3)  Excludes current portion of long-term debt

This discussion should be read in conjunction with the annual audited consolidated financial statements of the Precision Drilling Corporation (Corporation) for the fiscal year ended December 31, 2002, as well as the Management Discussion and Analysis which appears on pages 37 to 49 of the Corporation's 2002 annual report, and with the interim financial statements for the quarter ending March 31, 2003.

OPERATING RESULTS-- Three months ended March 31, 2003

    Revenue of $600.2 million increased by $60.6 million or 11% compared to the first quarter last year. The Corporation experienced increased revenue over 2002 in all geographic areas in which it operates except Latin America where political instability in Venezuela had a negative impact on oilfield activity. The largest increase was experienced in Canada where Precision's rig operating days increased 19%. Revenue in all operating segments increased over the comparable quarter of the prior year principally due to increased activity in Canada.

    Earnings per share from continuing operations of $1.30 was up 9% over the prior year comparative quarter of $1.19. Results from continuing operations were reduced by $0.07 per share due to the net impact of writing down operating assets, settlement of two disputes and costs incurred related to restructuring certain operations. The gain on disposal of Energy Industries Inc. (Energy Industries) added a further $0.24 per share in the current quarter while the impact of Energy Industries earnings added $0.04 in earnings per share in 2002. The 2002 comparative numbers have been restated to give effect to the disposal of Energy Industries and disclose the comparative results as discontinued operations.

SEGMENT REVIEW
(Stated in thousands of dollars)
================================================================================
 Three months ended March 31,                                2003          2002

Operating earnings: (1)
    Contract Drilling                                  $  102,389   $   101,522
    Technology Services                                    10,381         8,023
    Rental and Production                                   8,335         8,993
    Corporate and Other                                    (5,067)       (7,514)
--------------------------------------------------------------------------------
                                                       $  116,038   $   111,024

(1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principle business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.

CONTRACT DRILLING
(Stated in thousands of dollars, except per day/hour amounts)

==========================================================================================================
                                                                           % of                     % of
 Three months ended March 31,                                   2003    Revenue         2002     Revenue

Revenue                                                  $   335,872             $   305,583
Expenses:
    Operating                                                197,528       58.8      173,319        56.7
    General and administrative                                 8,639        2.5        9,421         3.1
    Depreciation and amortization                             25,746        7.7       20,680         6.8
    Foreign exchange                                           1,570        0.5          641         0.2
----------------------------------------------------------------------------------------------------------
Operating earnings                                       $   102,389       30.5  $   101,522        33.2
----------------------------------------------------------------------------------------------------------

====================================================================================================
 Three months ended March 31,                                   2003            2002    % Change
Number of drilling rigs (end of period)                          241             242        (0.4)
Drilling rig operating days                                   15,517          13,327        16.4
Drilling revenue per operating day                       $    15,952     $    16,905        (5.6)
Number of service rigs (end of period)                           240             242        (0.8)
Service rig operating hours                                  138,918         129,288         7.4
Service revenue per operating hour                       $       496     $       497        (0.2)
----------------------------------------------------------------------------------------------------

    Contract Drilling revenue increased by 10% in the first quarter of 2003 compared to the same period of the prior year. This was driven by activity in Canada where the Corporation's rig operating days increased by 19% to 14,641 in 2003 from 12,289 in 2002. Although drilling rig activity was up over the prior year, day rates were lower than the first quarter of 2002. Soft demand for rigs resulted in declining rates through 2002, which carried over to 2003. Pricing for drilling rigs in Canada is expected to improve in 2003 as anticipated activity reaches record levels.

    International drilling days increased 7% primarily due to a one-rig project in India. Two rigs were moved from Venezuela to Mexico where the Corporation is now operating seven rigs.

    The service rig fleet generated 7% more operating hours in the first quarter of 2003 compared to 2002 while average hourly rates remained relatively unchanged.

    Operating earnings as a percentage of revenue for Contract Drilling declined to 30.5% from 33.2%. The underlying variable and fixed cost structure is virtually unchanged from the prior year with little cost escalation. The decline in operating earnings margin is primarily due to activity disruption in Venezuela and lower pricing for drilling in Canada. While Canadian first quarter drilling rig activity was higher than prior year, the surge in demand was too late to entirely compensate for the price deterioration experienced during the latter nine months of 2002. In addition, 2003 operating earnings was reduced by charges of $3.3 million resulting from the writedown of operating assets upon cancellation of an international contract and the settlement of a long-standing dispute.

    During the quarter the Corporation acquired the operating assets and business of MacKenzie Caterers (1984) Ltd. This transaction added 17 late-model camp structures, increasing the total number of camps owned and operated by the Corporation to 92.

TECHNOLOGY SERVICES
(Stated in thousands of dollars)

========================================================================================================
                                                                         % of                     % of
 Three months ended March 31,                                 2003    Revenue         2002     Revenue

Revenue                                                $   214,740             $   186,196
Expenses:
    Operating                                              154,310       71.9      133,301        71.6
    General and administrative                              22,725       10.6       21,833        11.7
    Depreciation and amortization                           20,508        9.6       15,690         8.4
    Research and engineering                                 9,281        4.3        8,061         4.3
    Foreign Exchange                                        (2,465)      (1.2)        (712)       (0.3)
--------------------------------------------------------------------------------------------------------
Operating earnings                                     $    10,381        4.8  $     8,023         4.3
--------------------------------------------------------------------------------------------------------

================================================================================
 Three months ended March 31,                      2003        2002    % Change

Wireline jobs performed                          10,002       9,252         8.1
Directional wells drilled                           750         415        80.7
Well testing/CPD man-days(1)                     24,747      19,236        28.6
--------------------------------------------------------------------------------

(1) Controlled Pressure Drilling (CPD)

    Revenue for the Technology Services segment was 15% higher than the comparable quarter of 2002 due to the increase in all geographical markets except Latin America where the political instability in Venezuela negatively impacted operations in that country. The largest dollar increase was experienced in Canada where revenue was up 19% to $110.6 million, consistent with contract drilling activity. Revenue was contributed from Canada at 52%, US at 18% and international at 30% in comparison to the prior year at 51%, 19% and 30% respectively.

    The Corporation's improved and expanded technology has allowed it to realize operational efficiencies and increased market share. The enhanced EMpulse(TM) electromagnetic (EM) measurement-while-drilling (MWD) system delivered significant operational efficiencies during the first quarter, which contributed to increased market share and financial performance.

    Operating earnings as a percentage of revenue increased modestly to 4.8% from 4.3% in the previous year.

    During the quarter the Corporation took significant steps to reduce costs and improve profitability without limiting the ability to globalize our core product offerings within the Technology Services segment. The employee count within the Technology Services segment has been reduced by approximately 5%. The cost of these actions along with the writedown of unusable assets reduced operating earnings in the first quarter of 2003 by $6.3 million.

    The Corporation's next step involves moving away from pure technology development to prioritization of deployment and efficiency of operations as new tools are introduced to the market. Proper prioritization of deployment will result in new technologies being put to work in markets where operations can relatively quickly reach a size that can benefit from economies of scale. The focus is also being returned to our core businesses ensuring we optimize the markets we are already in. One of the bigger challenges at this stage will be to acquire the skilled people necessary to operate and support the new tools in the field. Recruiting and training skilled field technicians is now a priority for the Technology Services segment.

RENTAL AND PRODUCTION
(Stated in thousands of dollars)

====================================================================================================
                                                                     % of                     % of
 Three months ended March 31,                             2003    Revenue         2002     Revenue
Revenue                                            $    49,621             $    47,847
Expenses:
    Operating                                           35,164       70.9       33,002        69.0
    General and administrative                           2,590        5.2        2,494         5.2
    Depreciation and amortization                        3,319        6.7        3,294         6.9
    Foreign exchange                                       213        0.4           64         0.1
----------------------------------------------------------------------------------------------------
Operating earnings                                 $     8,335       16.8  $     8,993        18.8
----------------------------------------------------------------------------------------------------

================================================================================
 Three months ended March 31,                          2003     2002   % Change

Equipment rental days (000's)                           222      174       27.6
Plant maintenance man-days (000's)                       60       58        3.4
--------------------------------------------------------------------------------

    The Rental and Production segment experienced an increase in revenue of 4% over the prior year to $49.6 million. Industrial plant maintenance revenue was in line with the prior year while revenue in the oilfield rental business increased in line with Canadian rig activity. Due to the seasonality of the business, the first quarter of a year is typically the slowest quarter for plant maintenance in Canada.

    Operating earnings as a percentage of revenue is down slightly from the prior year due to the product mix in industrial plant maintenance.

CORPORATE AND OTHER EXPENSES

    Corporate and other expenses of $5.1 million for the first quarter 2003 have decreased $2.4 million or 33% from the first quarter in 2002.

    The primary cause for the decrease is the benefit recorded as a result of the settlement of a dispute arising from a previous divestment.

OTHER ITEMS

    Interest expense for the three months ended March 31, increased $0.5 million or 6% from the same period in 2002. The increase is due to a higher average net debt balance as the outstanding average net debt increased from $610.5 million for the first quarter 2002 to $663.6 million in 2003. The increase in average net debt is principally due to capital spending in excess of funds provided from operations during the final nine months of 2002. Net debt is defined as long-term debt, including current portion, plus bank indebtedness less cash.

    The effective tax rate on earnings before income taxes, non-controlling interest and discontinued operations for the three months ended March 31 was 32.4% in 2003, down from the 36.6% rate in 2002.

    During the quarter, the Corporation issued 199,250 shares on the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

    Funds generated from continuing operations were $130.9 million, up 15% from the prior year comparative. Working capital increased from $210.3 million at December 31, 2002 to $349.4 million at March 31, 2003 and the working capital ratio improved from 1.54 to 1.84. As a result of seasonally high first quarter revenue, the accounts receivable balance as at March 31 represents the peak for the Corporation's accounts receivable balance. Subsequent to the quarter end collections of accounts receivable have been strong.

    During the quarter the Corporation spent $76.7 million on capital asset additions and a further $6.8 million on business acquisitions. The principal capital additions related to the Corporations expansion within the Technology Services segment as the Corporation continues its new technology roll out and global expansion. The Technology Services segment accounted for 78% of the capital additions in the quarter. The Corporation received $60.4 million on the sale of Energy Industries and $6.2 million from the exercise of stock options while generating a net $42.7 million from debt facilities.

    The Corporation's total borrowings at March 31, 2003 amounted to $675.8 million of which 54% was fixed and 46% was floating. The Corporation's long-term debt to long-term debt plus equity ratio remained constant at 0.25. Precision had unused lines of credit amounting to $132.1 million at the end of the quarter.

OUTLOOK

    The Corporation's commitment to international expansion will continue with a heightened focus on sustainable profitability. That being said, the anticipated activity levels in Canada, where the Corporation enjoys a dominant position, will be the driver for improved earnings. The impetus for increased oilfield service activity in Canada will be the economics of natural gas supply and demand in North America. Natural gas storage levels in the US and Canada declined dramatically over the past winter, which, combined with declining production capability, calls into question the ability to meet energy demands going forward. Expectations for heightened activity appear well founded based upon demand for the Corporation's services in the early part of 2003.

    Precision's US operations should benefit from these same favorable business fundamentals as drilling activity increases to close the gap between energy supply and demand. The active rig count in the US has increased from 834 to 983, a 18% increase, over the last six months.

    Our optimism for the Canadian market will be tempered somewhat in the second quarter of 2003 by the negative impact of weather conditions. While this is typically the slowest time of the year due to spring break up, this year's late heavy snowfalls followed by extended periods of rain across many of our operating areas will delay the resumption of drilling activity.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in this interim report, including statements which may contain words such as "could", "plans", "should", "anticipates", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling markets; and other such matters.

    These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Corporation's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil an gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in the well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

    Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets
(Stated in thousands of dollars)

====================================================================================================
                                                                       March 31,       December 31,
                                                                            2003              2002
                                                                     (unaudited)
Assets
Current assets:
    Cash                                                            $     26,697     $      17,315
    Accounts receivable                                                  614,057           443,799
    Income taxes recoverable                                               2,921             7,804
    Inventory                                                            120,463           132,909
----------------------------------------------------------------------------------------------------
                                                                         764,138           601,827
Property, plant and equipment, net of accumulated depreciation         1,529,635         1,521,444
Intangibles, net of accumulated amortization                              70,773            72,380
Goodwill                                                                 537,692           546,921
Other assets                                                              17,880            17,443
----------------------------------------------------------------------------------------------------
                                                                    $  2,920,118     $   2,760,015

Liabilities and Shareholders' Equity
Current liabilities:
    Bank indebtedness                                               $     98,480     $      95,321
    Accounts payable and accrued liabilities                             290,763           268,568
    Current portion of long-term debt                                     25,466            27,682
----------------------------------------------------------------------------------------------------
                                                                         414,709           391,571
Long-term debt                                                           551,870           514,878
Future income taxes                                                      327,128           318,547
Non-controlling interest                                                   2,305             2,019
Shareholders' equity:
    Share capital                                                        919,125           912,916
    Retained earnings                                                    704,981           620,084
----------------------------------------------------------------------------------------------------
                                                                       1,624,106         1,533,000
                                                                    $  2,920,118     $   2,760,015
Common shares outstanding (000's)                                         54,266            54,067
Common share purchase options outstanding (000's)                          4,039             4,119



Consolidated Statements of Earnings and Retained Earnings (unaudited)
(Stated in thousands of dollars, except per share amounts)


======================================================================================================
 Three months ended March 31,                                               2003              2002

Revenue                                                             $    600,233     $     539,626
Expenses:
    Operating                                                            387,377           339,622
    General and administrative                                            36,698            40,205
    Depreciation and amortization                                         50,746            40,721
    Research and engineering                                               9,281             8,061
    Foreign Exchange                                                          93                (7)
------------------------------------------------------------------------------------------------------
                                                                         484,195           428,602
Operating Earnings                                                       116,038           111,024
Interest                                                                   9,435             8,917
------------------------------------------------------------------------------------------------------
Earnings before income taxes,
    non-controlling interest and discontinued operations                 106,603           102,107
Income taxes:
    Current                                                               22,035            28,718
    Future                                                                12,456             8,608
------------------------------------------------------------------------------------------------------
                                                                          34,491            37,326
Earnings before non-controlling interest and discontinued operations      72,112            64,781
Non-controlling interest                                                     286               305
------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                       71,826            64,476
Gain on disposal of discontinued operations (Note 4)                      13,071                --
Discontinued operations, net of tax (Note 4)                                  --             2,353
------------------------------------------------------------------------------------------------------
Net earnings                                                              84,897            66,829
Retained earnings, beginning of period                                   620,084           528,819
------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                    $    704,981     $     595,648
Earnings per share before discontinued operations:
    Basic                                                           $          1.33  $           1.21
    Diluted                                                         $          1.30  $           1.19
------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                                           $          1.57  $           1.25
    Diluted                                                         $          1.54  $           1.23
------------------------------------------------------------------------------------------------------

Common shares outstanding (000's)                                         54,266            53,388
Weighted average shares outstanding (000's)                               54,161            53,253
Diluted shares outstanding (000's)                                        55,149            54,189

Consolidated Statements of Cash Flow (unaudited)
(Stated in thousands of dollars)

===============================================================================================
 Three months ended March 31,                                               2003         2002

Cash provided by (used in):
Continuing operations:
    Net earnings                                                       $  71,826    $  64,476
    Items not affecting cash:
       Depreciation and amortization                                      50,746       40,721
       Future income taxes                                                12,456        8,608
       Non-controlling interest                                              286          305
       Amortization of deferred financing costs                              322          324
       Unrealized foreign exchange loss (gain) on long-term debt          (4,744)        (381)
-----------------------------------------------------------------------------------------------
    Funds provided by continuing operations                              130,892      114,053
    Changes in non-cash working capital balances                        (150,704)     (96,592)
-----------------------------------------------------------------------------------------------
                                                                         (19,812)      17,461
Discontinued operations:
    Net earnings                                                          13,071        2,353
    Items not affecting cash:
       Gain on disposal of discontinued operations                       (13,071)          --
       Depreciation and amortization                                          --          453
       Future income taxes                                                    --          414
-----------------------------------------------------------------------------------------------
    Funds provided by discontinued operations                                 --        3,220
Investments:
    Business acquisitions (Note 3)                                        (6,800)          --
    Purchase of property, plant and equipment                            (76,726)     (46,780)
    Purchase of intangibles                                                   (6)        (115)
    Proceeds on sale of property, plant and equipment                      4,237        6,158
    Proceeds on disposal of discontinued operations (Note 4)              60,360           --
    Investments                                                             (759)        (147)
-----------------------------------------------------------------------------------------------
                                                                         (19,694)     (40,884)
Financing:
    Increase in long-term debt                                            44,960       10,119
    Repayment of long-term debt                                           (5,440)      (6,345)
    Issuance of common shares on exercise of options                       6,209        5,422
    Change in bank indebtedness                                            3,159        4,614
                                                                          48,888       13,810
-----------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                9,382       (6,393)
Cash, beginning of period                                                 17,315       13,231
Cash, end of period                                                    $  26,697    $   6,838
-----------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (unaudited)
(Tabular amounts stated in thousands of dollars, except per share amounts)


1.  BASIS OF PRESENTATION

    These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2002. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2002 contained in the Corporation's 2002 annual report.

2.  SEASONALITY OF OPERATIONS

    The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this spring breakup has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

3.  ACQUISITION

    In February, the Corporation acquired the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services. The net assets acquired were property, plant and equipment. No value was assigned to intangibles or goodwill.

4.  DISPOSAL OF SUBSIDIARY

    Effective January 1, 2003 the Corporation sold its 100% owned subsidiary, Energy Industries Inc., for cash proceeds of $60.4 million, net of transaction costs and bank indebtedness assumed by the purchaser. Energy Industries Inc. was not considered a core business to the Corporation's energy services globalization strategy. Results of Energy Industries Inc.'s operations have been disclosed as discontinued operations in comparative periods. Energy Industries Inc. was a component of the Rental and Production segment.

5.  STOCK-BASED COMPENSATION PLANS

    The Corporation uses the intrinsic value based method to account for share options and accordingly, no compensation costs have been recognized in the financial statements. In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the three month period ended March 31, 2003 was $21.10 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.67%, average expected life of 3.6 years and expected volatility of 49%.

    Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the options vesting period.

================================================================================
 Three months ended March 31,                         2003              2002

Net earnings  - As reported                   $     84,897     $      66,829
              - Pro forma                           82,531            66,078
Diluted EPS   - As reported                   $          1.54  $           1.23
              - Pro forma                                1.50              1.22
--------------------------------------------------------------------------------

6.  GUARANTEES

    The Corporation has entered into agreements indemnifying certain parties primarily with respect to environmental, tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for such indemnities as the Corporation's obligations under them are not probable and estimable.

7.  SEGMENT INFORMATION

================================================================================================================
                                          Contract     Technology     Rental and     Corporate
 Three months ended March 31              Drilling       Services     Production     and Other           Total
2003
Revenue                                 $  335,872     $  214,740    $    49,621    $       --     $   600,233
Operating earnings                         102,389         10,381          8,335        (5,067)        116,038
Research and engineering                        --          9,281             --            --           9,281
Depreciation and amortization               25,746         20,508          3,319         1,173          50,746
Total assets                             1,421,031      1,238,468        179,365        81,254       2,920,118
Goodwill                                   257,531        251,589         28,572            --         537,692
Capital expenditures *                       8,298         60,028          3,849         4,557          76,732
----------------------------------------------------------------------------------------------------------------
2002
Revenue                                 $  305,583     $  186,196    $    47,847    $       --     $   539,626
Operating earnings                         101,522          8,023          8,993        (7,514)        111,024
Research and engineering                        --          8,061             --            --           8,061
Depreciation and amortization               20,680         15,690          3,294         1,057          40,721
Total assets                             1,417,525      1,057,149        246,387        48,712       2,769,773
Goodwill                                   257,531        250,045         37,801            --         545,377
Capital expenditures *                       9,841         28,163          8,611           280          46,895
----------------------------------------------------------------------------------------------------------------
*   Excludes business acquisition

Shareholder Information                     HEAD OFFICE                                 ACCOUNT QUESTIONS
                                            Precision Drilling Corporation              Our Transfer Agent can help you

Directors 4200, 150-6th Avenue S.W.         with a variety of shareholder

W.C. (Mickey) Dunn (3)                      Calgary, Alberta, Canada T2P 3Y7            related services, including:
Edmonton, Alberta                           Telephone:  403-716-4500                    - Change of address

Robert J.S. Gibson (1) (3)                  Facsimile:  403-264-0251                    - Lost share certificates
Calgary, Alberta                            Website:  www.precisiondrilling.com         - Transfer of stock to another

Steven C. Grant (2)                         BANKER                                      person
Houston, Texas                              Royal Bank of Canada                        - Estate settlement

Murray K. Mullen (2)                        Calgary, Alberta                            You can call our Transfer Agent
Calgary, Alberta                            LEGAL COUNSEL                               toll free at:  1-888-267-6555

Patrick M. Murray (1)                       Borden Ladner Gervais LLP                   You can write to them at:
Dallas, Texas                               Calgary, Alberta                            Computershare Trust Company

Frederick W. Pheasey (3)                    AUDITORS                                    of Canada
Edmonton, Alberta                           KPMG LLP                                    100 University Avenue, 9th Floor

Hank B. Swartout                            Calgary, Alberta                            Toronto, Ontario  M5J 2Y1
Calgary, Alberta                            STOCK EXCHANGE LISTINGS                     Or you can e-mail them at:

H. Garth Wiggins (1)                        Common shares of Precision                  caregistryinfo@computershare.com
Calgary, Alberta                            Drilling Corporation are listed on The      Shareholders of record who receive

(1)  Audit Committee member                 Toronto Stock Exchange under                more than one copy of this report
(2)  Compensation Committee member          the trading symbol PD and on the            can contact our Transfer Agent and
(3)  Corporate Governance Committee member  New York Stock Exchange under               arrange to have their accounts
                                            the trading symbol PDS.                     consolidated.  Shareholders who own
OFFICERS

Hank B. Swartout                            Toronto (TSX)                               Precision shares through a brokerage
Chairman of the Board,                      January 1, 2003                             firm can contact their broker to
President                                                                               to March 31, 2003 request consolidation of
and Chief Executive Officer                 High:  $56.68                               their accounts.

Dale E. Tremblay                            Low:  $47.75                                ONLINE INFORMATION
Senior Vice President Finance               Volume traded:  17.8 million                To receive our news releases by
and Chief Financial Officer                 New York (NYSE)                             e-mail, or to view this interim

John R. King                                January 1, 2003                             report, please visit our website at
Senior Vice President                       to March 31, 2003                           www.precisiondrilling.com and refer
Technology Services Group                   High:  US $37.99                            to the Investor Relations section.

M.J. (Mick) McNulty                         Low:  US $31.10                             ESTIMATED QUARTERLY
Senior Vice President                       Volume traded:  14.7 million                RELEASE DATES
Operations Finance                          TRANSFER AGENT

R.T. (Bob) German                           AND REGISTRAR                               2003 Second Quarter
Vice President Finance and                  Computershare Trust                         August 1, 2003
Chief Accounting Officer                    Company of Canada                           2003 Third Quarter

Jan M. Campbell                             Calgary, Alberta                            October 30, 2003
Corporate Secretary                         TRANSFER POINT

                                            Computershare Trust
                                            Company, Inc.

                                            New York, New York

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   PRECISION DRILLING CORPORATION


                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:  May 27, 2003

         Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and rules promulgated thereunder, certain certifications are required in respect of annual and periodic reports filed with the Securities and Exchange Commission. Although quarterly reports furnished to the SEC on Form 6-K are "current" and not "periodic" reports, and do not require certification, the following certifications are given here voluntarily.

                                  CERTIFICATION


I, Hank B. Swartout, certify that:

1. I have reviewed this quarterly report on Form 6-K of Precision Drilling Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

         c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


May 27, 2003



/s/ Hank B. Swartout
-----------------------------------
Hank B. Swartout
President & Chief Executive Officer

                                  CERTIFICATION


I, Dale E. Tremblay, certify that:

1. I have reviewed this quarterly report on Form 6-K of Precision Drilling Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
         c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


May 27, 2003


/s/ Dale E. Tremblay
-----------------------------------------------
Dale E. Tremblay
Senior Vice-President & Chief Financial Officer

                              FORM 6K EXHIBIT INDEX

EXHIBIT NO.                                                                 PAGE
-----------                                                                 ----

99.1            906 Certification -  Chief Executive Officer                 19

99.2            906 Certification -  Chief Financial Officer                 20